

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Chandra R. Patel
Chief Executive Officer
Global Partner Acquisition Corp II
200 Park Avenue, 32nd Floor
New York , New York 10166

> **Re: Global Partner Acquisition Corp II**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 7, 2024**
> **File No. 333-276510**

Dear Chandra R. Patel:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4/A Filed May 7, 2024

Cover Page

1.   We note your disclosure in a risk factor on pages 93-94 that Nasdaq may delist the combined company's securities and specifically that you have been granted an extension until June 3, 2024 to regain compliance with Nasdaq IM-5101-2 as well as Nasdaq Listing Rule 5620(a). We also note your disclosure here that your plans to regain compliance require holding the shareholder meeting to approve the Business Combination and completing the business combination. Given that parties to the stockholder approval condition set forth in the Business Combination Agreement may be waived by the applicable parties, please revise your disclosure on the Cover Page and in the Summary of the Proxy Statement/Prospectus to discuss your potential delisting from Nasdaq, including with reference to the June 3, 2024 deadline to regain compliance and to your plans to hold the shareholder meeting and complete the business combination in order to regain compliance. Please also include a cross-reference to your more detailed discussion in the

risk factor section.

<u>Business of Stardust Power</u>
<u>Technology and Engineering</u>
<u>Hatch Contract, page 277</u>

2.   We note your revised disclosure that Hatch has completed the front-end loading study or Scoping Study as of April 17, 2024. We also note your disclosure that "[t]he study confirmed, on a preliminary level, that the development of the Facility remains viable, based on certain assumptions made by Hatch." Please revise your disclosure to discuss the material assumptions Hatch made that served as a basis for the study.

     Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Julian Seiguer